Exhibit 99.5

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

Form of Proxy for use at the Annual General Meeting to be held on June 25, 2026

Number of shares to which this form of proxy relates(Note 1)	Class A Ordinary Shares
Class B Ordinary Shares

I/We,(Note 2)

of

being the registered holder(s) of ____________________________________ Class A Ordinary Shares/Class B Ordinary Shares(Note 3) in the issued share capital of the KANZHUN LIMITED (the “Company”) with a par value of US$0.0001 each, HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 4) or ___________________ of __________________________________________________________________________ as my/our proxy to attend the annual general meeting (and any adjourned meeting) of the Company (the “Annual General Meeting” or the “AGM”) to be held at 2/F, Crowne Plaza Beijing Sun Palace, No. 12 Qisheng Middle Street, Chaoyang District, Beijing, China, on Thursday, June 25, 2026 at 3:00 p.m. (Beijing time) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting and at such meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below.

ORDINARY RESOLUTIONS(Note 5)		FOR(Notes 6 & 7)	AGAINST(Notes 6 & 7)	ABSTAIN(Notes 6 & 7)
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and independent auditors thereon.
2.	To re-elect Mr. Peng Zhao as an executive Director.
3.	To re-elect Mr. Tao Zhang as an executive Director.
4.	To re-elect Ms. Yang Mu as an executive Director.
5.	To re-elect Mr. Yan Li as an independent non-executive Director.
6.	To authorize the Board to fix the remuneration of the Directors.
7.	To grant a general mandate to the Directors to issue, allot and deal with additional Class A Ordinary Shares (including any sale and/or transfer of Treasury Shares) not exceeding 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of passing of this resolution, and to approve the issuance and allotment of Class A Ordinary Shares thereunder at a price which shall not be at a discount of more than 10% to the benchmarked price.
8.	To grant a general mandate to the Directors to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of passing of this resolution.
9.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.
SPECIAL RESOLUTION(Note 5)		FOR(Notes 6 & 7)	AGAINST(Notes 6 & 7)	ABSTAIN(Notes 6 & 7)
10.	To approve the proposed amendments to the current memorandum of association and articles of association of the Company and to adopt the sixteenth amended and restated memorandum of association and articles of association of the Company (special resolution 10 as set out in the notice of the annual general meeting) and the ancillary authorization to the Directors and company secretary of the Company.

Dated ________________________________, 2026	Signature(s)(Note 8):

Notes:

1.	Please delete as appropriate and insert the number of relevant class(es) of Ordinary Shares to which this form of proxy relates in the box on the top right hand corner. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	Please insert the number of Ordinary Shares of the Company registered in your name(s) and delete as appropriate.
4.	If any proxy other than the Chairman is preferred, please strike out the words “THE CHAIRMAN OF THE MEETING” here inserted and insert the name and address of the proxy desired in the space provided. A member of the Company who is the holder of two or more shares may appoint any number of proxies (who must be individuals) to attend and vote on his/her/its behalf at the Annual General Meeting provided that if more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY. The proxy need not be a member of the Company but must attend the meeting in person to represent the member.
5.	We refer to the circular (the “Circular”) and notice of the AGM of the Company dated May 20, 2026. Unless otherwise indicated, the capitalized terms used in this form of proxy shall have the same meaning as those defined in the Circular and the notice of the AGM. The description of the resolutions is by way of summary only. The full text of the resolutions is set out in the notice of the AGM.
6.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING, TICK THE APPROPRIATE BOXES MARKED “ABSTAIN”. Failure to complete any or all the boxes will entitle your proxy to cast his/her votes at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the AGM. If you mark the box “abstain,” it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.
7.	All resolutions will be put to vote by way of poll at the meeting. A person entitled to more than one vote on a poll need not use all his/her votes or cast all the votes he/she uses in the same way and in such cases, please state the relevant number of shares in the appropriate box(es) above.
8.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
9.	To be valid, this form of proxy must be completed, signed and deposited at the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited (for both holders of Class A Ordinary Shares and holders of Class B Ordinary Shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, not less than 48 hours before the time appointed for holding the meeting (i.e. not later than 3:00 p.m. Hong Kong time on June 23, 2026) or the adjourned meeting thereof.
10.	In the case of joint holders, signature of any one holder will be sufficient, but the names of all the joint holders should be stated. The vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names of the joint holders stand in the register of members of the Company in respect of the joint holding.
11.	The completion and return of the form of proxy will not preclude you from attending and voting at the meeting (or any adjournment thereof) and, in such event, the form of proxy shall be deemed to be revoked.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address or by email to PrivacyOfficer@computershare.com.hk.